UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Mellanox Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

(Title of Class of Securities)

M51363113

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,758,713
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,758,713
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,758,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		440,135
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

440,135
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD LEADERS PAPA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

PN

13

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

OO

14

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

MARY B. CRANSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		223
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

223
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

JONATHAN KHAZAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

EFRAT MAKOV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ISRAEL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

200 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

JON A. OLSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

JORGE L. TITINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		192
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

192
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

23

CUSIP NO. M51363113

1	NAME OF REPORTING PERSON

GREGORY WATERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

24

CUSIP NO. M51363113

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Mary B. Cranston, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 19, 2018, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to immediately (i) appoint to the Board (A) Jon A. Olson and Gregory Waters (the “Starboard Independent Appointees”), and (B) Jack Lazar (the “Mutual Independent Appointee,” and, together with the Starboard Independent Appointees, the “Independent Appointees”), as directors of the Issuer and (ii) accept the resignations tendered by Dov Baharav, Shai Cohen and Thomas J. Riordan as directors of the Issuer. The Independent Appointees will stand for election at the Issuer’s 2018 annual general meeting of shareholders (the “2018 Annual Meeting”) together with the Issuer’s other director nominees. The Issuer agreed to recommend, support and solicit proxies for the election of the Independent Appointees at the 2018 Annual Meeting in the same manner as the Issuer recommends, supports, and solicits proxies for the election of the Issuer’s other director nominees.

Pursuant to the terms of the Agreement, Starboard also has the right to designate an additional director (the “Additional Starboard Appointee”) for appointment to the Board if the Issuer does not meet any of the Operating Targets (as defined below) during the specified last twelve month (“LTM”) periods described below, or if the Issuer does not timely disclose certain financial information. In addition, under the terms of the Agreement, the Issuer agreed to accept the resignation tendered by Thomas Weatherford, effective March 2, 2019 and to the extent Starboard has the right to designate an Additional Starboard Appointee prior to Mr. Weatherford’s resignation, to appoint the Additional Starboard Appointee as an observer to the Board until such Additional Starboard Appointee is appointed to the Board in accordance with the terms of the Agreement. Following Mr. Weatherford’s resignation, five (5) of the Issuer’s ten (10) continuing directors will have been appointed to the Board since early 2018.

25

CUSIP NO. M51363113

The Issuer also agreed, among other things, to: (i) recommend, support and solicit proxies for the election of the Independent Appointees and any Additional Starboard Appointee, if applicable, at any extraordinary general meeting of the Issuer held during the Standstill Period (as defined below) to the extent such extraordinary general meeting includes the election of directors; (ii) appoint each of the Independent Appointees as a member of at least one (1) committee of the Board within five (5) business days following the execution of the Agreement; (iii) include at least one (1) of the Independent Appointees on each committee and subcommittee of the Board during the Standstill Period, including any new committee(s) and subcommittee(s) that may be established; (iv) appoint Umesh Padval, Steve Sanghi or one (1) of the Independent Appointees as Chairman of the Compensation Committee of the Board; (v) appoint any Additional Starboard Appointee to serve on at least one (1) committee of the Board as promptly as practicable following such Additional Starboard Appointee’s appointment to the Board; (vi) hold the 2018 Annual Meeting no later than July 25, 2018; (vii) hold the 2019 annual general meeting of shareholders (the “2019 Annual Meeting”) during the month of July in calendar year 2019, unless otherwise agreed to in writing between Starboard and the Issuer; and (viii) hold the 2020 annual general meeting of shareholders (the “2020 Annual Meeting”) no later than July 25, 2020, unless otherwise agreed to in writing between Starboard and the Issuer. During the Standstill Period, the Issuer also agreed that the size of the Board shall be no more than eleven (11) directors and that the Board shall not act to fill the vacancy resulting from Mr. Weatherford’s resignation other than in accordance with the terms of the Agreement.

The Agreement also provides that if any of the Starboard Independent Appointees or the Additional Starboard Appointee, if applicable, including any replacement(s) thereof, is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period and at such time Starboard’s combined economic and beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of Shares as of such time is at least the lesser of (i) three percent (3.0%) of the Issuer’s then outstanding Shares and (ii) 1,565,937 Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such lesser amount, the “Minimum Ownership Threshold”), then Starboard has the ability to recommend a substitute person to serve on the Board (including any committee(s) or subcommittee(s), as applicable) in accordance with the terms of the Agreement. Additionally, if the Mutual Independent Appointee (or any replacement thereof) is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period and at such time Starboard meets the Minimum Ownership Threshold, then the Issuer and Starboard will mutually agree on a substitute person for appointment to the Board.

Pursuant to the terms of the Agreement, the Issuer agreed that if, during the Standstill Period, the Issuer does not (A) achieve any one (1) of the following three (3) adjusted non-GAAP operating margin targets of (i) 23.5% for fourth quarter 2018 LTM, (ii) 25.5% for second quarter 2019 LTM, or (iii) 28% for fourth quarter 2019 LTM (collectively, the “Operational Targets”) or (B) timely disclose certain financial reporting information, including with respect to each of the three (3) specified LTM periods, as set forth in the Agreement, then Starboard will be entitled to designate an Additional Starboard Appointee for appointment to the Board to fill an existing vacancy on the Board in accordance with the terms of the Agreement, provided that Starboard meets the Minimum Ownership Threshold. Such Additional Starboard Appointee may be either Peter A. Feld (or, if Mr. Feld is unable to serve as a director, then another Starboard partner designated by Starboard) or another individual independent of Starboard, subject to such person meeting certain criteria.

26

CUSIP NO. M51363113

Pursuant to the terms of the Agreement, Starboard agreed, among other things: (i) to withdraw its nominations for the 2018 Annual Meeting and not nominate or recommend any person for election at the 2018 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2018 Annual Meeting; (iii) not to initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2018 Annual Meeting; (iv) to appear in person or by proxy at the 2018 Annual Meeting and vote all Shares beneficially owned by Starboard (a) in favor of the Issuer’s nominees and the Independent Appointees and (b) in accordance with the Board’s recommendation with respect to each of the Issuer’s other proposals included in the Issuer’s preliminary proxy statement filed with the SEC with respect to the 2018 Annual Meeting (the “Non-Election Proposals”), provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) recommends otherwise with respect to any Non-Election Proposal, Starboard shall be permitted to vote in accordance with the ISS recommendation for such Non-Election Proposal; and (v) to appear in person or by proxy at any extraordinary general meeting of the Issuer’s shareholders held during the Standstill Period and, to the extent such extraordinary general meeting includes the election of directors, vote all Shares beneficially owned by Starboard in favor of the election of the Issuer’s nominees for election as director, including the Independent Appointees and any Additional Starboard Appointee, if applicable, and not in favor of any other director nominees.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (i) fifteen (15) business days prior to the deadline for the submission of shareholder nominations pursuant to the Issuer’s amended and restated articles of association (the “Articles”) for the 2019 Annual Meeting (the “2019 Nomination Deadline”) or (ii) one hundred (100) days prior to the anniversary date of the 2018 Annual Meeting (the “Standstill Period”). Pursuant to the terms of the Agreement, Starboard therefore has the ability to nominate a slate of director candidates for election at the 2019 Annual Meeting; provided, however, that in the event Starboard does not provide written notice to the Issuer, on or prior to the 2019 Nomination Deadline, of Starboard’s intention to submit director nominations for the 2019 Annual Meeting, then the Standstill Period will be extended until the earlier of (A) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2020 Annual Meeting pursuant to the Articles (the “2020 Nomination Deadline”) and (B) the date that is one-hundred (100) days prior to the first anniversary of the 2019 Annual Meeting. The standstill provisions generally prohibit Starboard from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or knowingly encouraging others to submit nominations for election or removal of directors; (iv) making shareholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (v) seeking Board representation other than as provided in the Agreement.

If the Standstill Period is extended in accordance with the Agreement, (i) the Issuer has agreed to recommend, support and solicit proxies for the election of the Independent Appointees (including any Additional Starboard Appointee), in the same manner as for all other of the Issuer’s nominees at the 2019 Annual Meeting and (ii) Starboard has agreed to appear in person or by proxy at the 2019 Annual Meeting and vote all Shares beneficially owned by Starboard in favor of the Issuer’s nominees and the Independent Appointees (including any Additional Starboard Appointee) and not in favor of any other director nominees. If, on the other hand, Starboard notifies the Issuer of its intent to nominate a slate of directors for the 2019 Annual Meeting, then the Agreement provides that the Standstill Period shall have terminated and expired as of the date of such notification and any Additional Starboard Appointee appointed to the Board in accordance with the Agreement who is a Starboard partner shall immediately resign from the Board.

Under the terms of the Agreement, the Issuer agreed to set the 2019 Nomination Deadline for a date that is no earlier than ten (10) days following the reporting of first quarter 2019 results, and to set the 2020 Nomination Deadline for a date that is no earlier than the date that is ten (10) days following the reporting of the Issuer’s fourth quarter 2019 results. The Issuer also agreed to use reasonable efforts to report its results each year within five (5) weeks following the end of each fiscal quarter.

On June 19, 2018, the Issuer and Starboard jointly issued a mutually agreeable press release to announce their entry into the Agreement.

27

CUSIP NO. M51363113

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,197,905 Shares outstanding, as of May 1, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Revised Preliminary Proxy Statement on form PRER14A filed with the Securities and Exchange Commission on June 4, 2018.

A.	Starboard V&O Fund
(a)	As of the close of business on June 19, 2018, Starboard V&O Fund beneficially owned 3,758,713 Shares.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 3,758,713
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,758,713
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty (60) days.
B.	Starboard S LLC
(a)	As of the close of business on June 19, 2018, Starboard S LLC beneficially owned 440,135 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,135
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,135
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty (60) days.
C.	Starboard C LP
(a)	As of the close of business on June 19, 2018, Starboard C LP beneficially owned 247,597 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty (60) days.
28

CUSIP NO. M51363113

D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty (60) days.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty (60) days.

F.	Starboard Papa LLC
(a)	As of the close of business on June 19, 2018, Starboard Papa LLC beneficially owned 456,609 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Papa LLC has not entered into any transactions in the Shares during the past sixty (60) days.
29

CUSIP NO. M51363113

G.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty (60) days.
H.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty (60) days.
I.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty (60) days.
30

CUSIP NO. M51363113

J.	Starboard Value LP
(a)	As of the close of business on June 19, 2018, 563,567 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty (60) days.
K.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty (60) days.
L.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty (60) days.
31

CUSIP NO. M51363113

M.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty (60) days.
N.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,466,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,466,621

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty (60) days.
O.	Ms. Cranston
(a)	As of the close of business on June 19, 2018, Ms. Cranston beneficially owned 223 Shares held directly by the Mary B. Cranston Revocable Trust UAD 05/12/2009, of which she is the trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 223 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 223 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Cranston has not entered into any transactions in the Shares during the past sixty (60) days.
32

CUSIP NO. M51363113

P.	Mr. Khazam
(a)	As of the close of business on June 19, 2018, Mr. Khazam beneficially owned 400 Shares held directly by the Khazam Family Trust, of which he is a co-trustee with his wife.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 400 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 400

(c)	Mr. Khazam has not entered into any transactions in the Shares during the past sixty (60) days.
Q.	Ms. Makov
(a)	As of the close of business on June 19, 2018, Ms. Makov directly owned 200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 200 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 200 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Makov has not entered into any transactions in the Shares during the past sixty (60) days.
R.	Mr. Lacey
(a)	As of the close of business on June 19, 2018, Mr. Lacey directly owned 1,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,450 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,450 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lacey has not entered into any transactions in the Shares during the past sixty (60) days.
33

CUSIP NO. M51363113

S.	Mr. Olson
(a)	As of the close of business on June 19, 2018, Mr. Olson beneficially owned 500 Shares held directly by the Jon A Olson and Annette L Olson Revocable Trust dated 12/28/1994, of which he is a co-trustee with his wife.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 500 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 500

(c)	Mr. Olson has not entered into any transactions in the Shares during the past sixty (60) days.
T.	Mr. Titinger
(a)	As of the close of business on June 19, 2018, Mr. Titinger directly owned 192 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 192 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 192 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Titinger has not entered into any transactions in the Shares during the past sixty (60) days.
U.	Mr. Waters
(a)	As of the close of business on June 19, 2018, Mr. Waters directly owned 2,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,500 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Waters has not entered into any transactions in the Shares during the past sixty (60) days.

34

CUSIP NO. M51363113

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 19, 2018, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On June 19, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Papa LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, and Mellanox Technologies, Ltd., dated June 19, 2018.
99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Papa LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated June 19, 2018.

.

35

CUSIP NO. M51363113

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS PAPA LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Mary B. Cranston, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters

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